

Mail Stop 3561

May 4, 2018

Richard Xu
Chairman and Chief Executive Officer
Atlantic Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

   Re: **Atlantic Acquisition Corp.**
       Preliminary Proxy Statement on Schedule 14A
       Filed April 6, 2018
       File No. 001-38180

Dear Mr. Xu:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

The Acquisition Agreement, page 9

1. Please briefly describe the matters to be covered in the legal opinion Atlantic will receive from HF Group's counsel.

The Business Combination Proposal, page 36

2. We note your disclosure that Zhou Min Ni, CEO and Chairman of HF Group, "knew through contacts in the Chinese business community" that you were a SPAC who had recently consummated an IPO, and was seeking potential targets for a business combination. Please describe in greater detail the efforts, if any, you and your management undertook to provide this information to the Chinese business community in the days preceding or following the IPO.

3. Please include in this section a description of any meetings, negotiations, etc. with other potential target companies, with a view to understanding your selection process. In this

regard, we note your disclosure on page 37 that "from the date of the IPO through execution of a non-binding letter of intent with HF Group on January 22, 2018, [you] considered and reviewed a number of target companies." In doing so, briefly describe why you or the target companies determined not to pursue an acquisition. Further, we note your disclosure that "you were contacted by a number of individuals and entities who offered to present ideas for acquisition opportunities." Please also disclose whether your management identified or contacted any potential targets.

4. We note your disclosure on page 39 that the board used the "market method" to assess the company's value. Please clarify which company's value the board assessed at this time, and enhance your disclosure to describe in greater detail the market method or methods used.

Atlantic Board's Reasons for the Approval of the Acquisition, page 40

5. We note your disclosure that management and the Atlantic board of directors determined the purchase price was appropriate, based in part on the implied trading multiples of similar public companies. We also note that the comparable companies selected have significantly larger enterprise values and market capitalizations than HF Group following the merger. Please disclose whether, and if so, how the board considered this factor in its analysis.

6. You indicate that you conducted research and analysis of available information and considered a "research report of a large numbers of public companies" to select comparable public companies you considered in your selection of HF Group as a target. Please disclose the name and source of the research report you used in this regard, or whether this report was commissioned by you.

7. You disclose that if the Nasdaq Proposal is not approved but the Business Combination proposal is approved and consummated on its current terms, the registrant would be in violation of certain listing rules. In this regard, it appears that you will be required to issue more than 20% of your issued and outstanding shares of common stock in connection with the Business Combination Proposal. Please clearly disclose how you plan to proceed with the Business Combination Proposal if the Nasdaq Proposal is not adopted. Please include Risk Factor disclosure, if appropriate, related to the risks of moving forward with the business combination without the approval of the Nasdaq Proposal.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 59

8. Please disclose basic and diluted earnings per common share.

Comparative Per Share Data, page 60

9. Please tell us why you did not provide the historical and equivalent pro forma per share data related to HF Group Holding Corporation required by Item 14(10)(i), (ii) and (iii) of Schedule 14A.

Unaudited Pro Forma Condensed Combined Financial Statements, page 61

10. Please tell us why you excluded shares outstanding, book value per share, weighted average shares outstanding and income per share related to HF Group Holding Corporation.

HF Group Holding Corporation's Business, page 65

11. Please provide sources for your statements that: the Chinese foods market segment is "highly fragmented with unsophisticated competitors and has natural cultural barriers;" and "[f]or the most part, these takeout restaurants are operated by individual families with very few workers." Alternatively, please disclose, if true, that these statements are based on HF Group's or your managements' belief.

12. Please also disclose your basis for the statement that HF Group is "a leading foodservice distributor operated by Chinese Americans," including the measure or metric (such as revenue or sales, if true) by which HF Group is a "leading" distributor.

Inventory Procurement, page 70

13. Please disclose the names of HF Group's principal suppliers, if any. Refer to Item 14(c) of Schedule 14A, and Item 101(h)(4)(v) of Regulation S-K.

Current Directors and Executive Officers, page 90

14. You disclose that Tom W. Su served as Vice President of E-compass Acquisition Corp. from July 2015 to August 2016. Please briefly elaborate upon the nature of Mr. Su's role at E-compass.

Certain Transactions, page 100

15. Please remove references to "units sold in this offering" here and throughout your filing, inasmuch as this proxy statement is not registering any units for offer or sale.

Certain Transactions of HF Group, page 102

16. We note your disclosures that HF Group engages in numerous transactions with various related parties during the normal course of business. Please disclose the name of each

Richard Xu
Atlantic Acquisition Corp.
May 4, 2018
Page 4

related person and the basis upon which the person is a related person. See Item 404(a)(1) of Regulation S-K.

HF Group Holding Corporation and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Income, page F-5

17. Please disclose pro forma tax and earnings per share data for each period presented.

Note 8 – Taxes, page F-20

18. Please tell us your consideration of disclosing the implications and impact of the Tax Cuts and Jobs Act in your discussion and presentation of pro forma deferred income tax assets and liabilities as well as other provisions of the Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products